UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

June 30, 2016

uniQure N.V.

Dan Soland, Chief Executive Officer

Meibergdreef 61

Amsterdam 1105 BA, the Netherlands; Tel: +31 20 566 7394

(Address, Including ZIP Code, and Telephone Number,

Including Area Code, of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):☐

On April 18, 2016, Dan Soland, Chief Executive Officer of uniQure N.V. (the “Company”), established a stock trading plan in accordance with the requirements specified in Rule 10b5-1(c) of the Securities Exchange Act of 1934, as amended (a “Rule 10b5-1 Trading Plan”) to purchase ordinary shares of the company in an orderly manner. On June 13, 2016, pursuant to the non-discretionary trading schedule provided for in the Rule 10b5-1 Trading Plan, Mr. Soland purchased 100,000 ordinary shares of the Company at a price of $10.8072 per share, for a total value of $1,080,720.00.

The Rule 10b5-1 Trading Plan allows Mr. Soland to purchase up to 100,000 ordinary shares of the Company during 2016 based on certain timing and volume criteria.  The Rule 10b5-1 Trading Plan is designed to facilitate the orderly purchase of ordinary shares in the Company as part of personal financial planning with the goal of minimizing market impact and avoiding any concerns about the timing of the transactions.

In accordance with 10b5-1 rules, Mr. Soland has had no discretion over purchases under the Rule 10b5-1 Trading Plan. No further purchases will be made under Mr. Soland’s current Rule 10b5-1 Trading Plan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNIQURE N.V.

Date: June 30, 2016	By:	/S/ MATTHEW KAPUSTA
Matthew Kapusta
Chief Financial Officer